Exhibit (a)(30)

Want to SCOR more?

Source: FactSet as of 10 April 2007
Converium has completed a remarkable turnaround. In 2006, income from continuing operations increased six-fold to USD 215 million. And there is more to come. In February 2007 Standard & Poor’s returned our A-category financial strength rating. With our capital strength, extensive technical know-how, global presence and proven management, we are now well positioned to reach a sustainable 14% return on equity by 2009. We believe in strength, not size; in agility, not encumbrance; in quality of business, not volume.
We therefore recommend that our shareholders reject the hostile offer by the French reinsurer SCOR and stay with Converium. With us you will score more.